Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

VIA EDGAR

September 27, 2023

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Re:         Adlai Nortye Ltd. (the “Company”) (CIK No. 0001944552)

Registration Statement on Form F-1, as amended (Registration No. 333-273465)

Registration Statement on Form 8-A (Registration No. 001-41773)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on September 28, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that through the date hereof, approximately 500 copies of the preliminary prospectus of the Company dated September 27, 2023 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As the representative of the prospective underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Managing Director, Head of Investment Banking

[Underwriters Acceleration Request]